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Previous   contained in this form are not required to respond unless the form
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                                 FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                         Dated December 20, 2002

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 20, 2002
                -------------   --
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------


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[CREDIT SUISSE LOGO]

                                             Media Relations
                                             CREDIT SUISSE GROUP
                                             P.O. Box 1
                                             CH-8070 Zurich
                                             Telephone +41-1-333 8844
                                             Fax +41-1-333 8877
                                             e-mail media.relations @ csg.ch

                     CREDIT SUISSE GROUP TO CONSOLIDATE ITS SWISS
                     SECURITIES AND TREASURY INFRASTRUCTURE WITHIN
                          CREDIT SUISSE FINANCIAL SERVICES


ZURICH, DECEMBER 19, 2002 - CREDIT SUISSE GROUP TODAY ANNOUNCED THAT CREDIT SUISSE FIRST BOSTON'S ZURICH-BASED SECURITIES AND TREASURY EXECUTION PLATFORM - INCLUDING THE RESPECTIVE MID- AND BACK-OFFICES AND IT
FUNCTIONS - WILL BE FULLY INTEGRATED INTO CREDIT SUISSE FINANCIAL SERVICES BY JUNE 30, 2003. WITH THIS REALIGNMENT, THE GROUP EXPECTS TO ACHIEVE SIGNIFICANT EFFICIENCY GAINS, WHILE AT THE SAME TIME MAINTAINING ITS HIGH STANDARD OF SERVICE FOR ITS SWISS CLIENTS.

In the future, Credit Suisse Financial Services (CSFS) will execute securities and treasury transactions for its private banking, retail and corporate clients on the Swiss platform under its own name. In the Swiss franc market, Credit Suisse will be the Group's sole funding name (incl. Swiss Interbank Clearing) and will represent Credit Suisse First Boston's (CSFB) Swiss franc fixed income and primary market businesses. CSFB will, in the future, use its London execution platform to deliver securities and treasury products to its Swiss institutional, corporate and government clients. CSFB's investment banking and Swiss institutional coverage businesses in Switzerland will be maintained and are not affected by these changes.

The realignment is expected to result in cost synergies for the Group of approximately CHF 140 million p.a. and in a reduction of approximately 300 jobs overall by the end of 2003. It is planned that the integration process will be finalized by the end of the first half of 2003.

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Oswald J. Gruebel, Chief Executive Officer of CSFS and Group Co-CEO
effective January 1, 2003, said: ''We are convinced that with this move, we can make even better use of our skills and infrastructure in Switzerland, while continuing to create value for our clients throughout the Group. We will continue to cooperate closely with CSFB as our preferred provider of securities and treasury products.''

ENQUIRIES

Credit Suisse Group, Media Relations Telephone + 41 1 333 8844

Credit Suisse Group, Investor Relations Telephone + 41 1 333 4570

CREDIT SUISSE GROUP

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares
(CSGN) are listed in Switzerland and Frankfurt, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of September 30, 2002, it reported assets under management of CHF 1,221.8 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as ''believes,'' ''anticipates,'' ''expects,'' intends'' and ''plans'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
(v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation,

                                         3
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nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices;
(xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel;
(xiii) the ability to maintain our reputation and promote our brands;
(xiv) the ability to increase market share and control expenses;
(xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  December 20, 2002                     By:  /s/ David Frick
    --------------------                      ----------------------------
                                                     (Signature)*
                                                  Managing Director
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director


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